UNIVERSAL FOG, INC.
168 Binbei Street, Songbei District
Harbin, Heilongjiang Province
People’s Republic of China

August 14, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D. C. 20549-7010

ATTN:        Pamela A. Long
Assistant Director

Re:              Universal Fog, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed July 22, 2008
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007,
Amendment 3 to Annual Report on Form 10-KSB for the fiscal year ended
December 31, 2007, and Amendment 1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
File No. 0-51060

Ladies and Gentlemen:

Thank you for your comment letter dated August 4, 2008 (the “Comment Letter”), with respect to the above-captioned Revised Preliminary Information Statement on Schedule 14C, Amendment 3 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, and Amendment 1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.  Our revised Preliminary Information Statement on Schedule 14C and Amendment 2 to Form 10-Q/A for the quarter ended March 31, 2008 of Universal Fog, Inc., a Delaware corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below

For your information, we have filed our revised Preliminary Information Statement on Schedule 14C and Amendment 2 to Form 10-Q/A for the quarter ended March 31, 2008 reports on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

General

1.
If you file your revised materials after August 14, 2008, please include audited financial statements as of and through June 30, 2008 for China Health Industries Holdings Limited pursuant to Rule 3-12 of Regulation S-X and include a discussion of results of operations to discuss the year ended June 30, 2008.

Response 1: Your comment is noted. Audited financial statements as of and through June 30, 2008 for China Health Industries Holdings Limited and a discussion of results of operations for the year ended June 30, 2008 will be included if our revised materials are filed after August 14, 2008.

PreR14C

The Companies

2.
We assume the revised disclosure showing China Health’s telephone number in the United States as 011-86-451 8989 1246 is incorrect.  We note that is UFOG’s telephone number in the People’s Republic of China.  Please revise.

Response 2: The reference to China Health’s telephone in the United States was a clerical error and it has been revised, as requested.

Liquidity and Capital Resources

3.
We have reviewed your expanded liquidity and capital resources disclosures for the period ended March 31, 2008 included in response to our prior comment 7.  Similar to our prior comment 16 in our letter dated November 21, 2007, please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year.  Your disclosure should not merely be a recitation of financial statement balances.  Refer to guidance presented in Part IV of SEC Release 33-8350.

Response 3: We revised the liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected our cash flows for the year, in compliance with your request.

Exhibit 99.5

Consolidated Statements of Cash Flows

4.
Please tell us whether the statement of cash flows contained in your exhibit 99.5 reflects the adjustments that you have made to the statement of cash flows on page 6 in exhibit 99.1 related to the amounts contained in your accounts payable for the pharmaceutical patents and purchase of new equipment and improvements and additions to facilities.

Response 4: The statement of cash flows contained in exhibit 99.5 of our previous PRER14C filing, filed with the Commission on July 22, 2008, reflects the adjustments that were made to the statement of cash flows on page 6 in exhibit 99.1, included with our previous PRER14C filing, related to the amounts contained in our accounts payable for the pharmaceutical patents and purchase of new equipment and additions to facilities.

Specifically, the cash flow used in investing activities of $246,919 includes the payment of accounts payable of $182,736 for the pharmaceutical patents and purchase of new equipment and equipments and additions to facilities that was outstanding at June 30, 2007. The remaining $64,183 is related to the purchase of vehicles during the nine months ended March 31, 2008.

Notes to Consolidated Financial Statements

5.
We note your purchase of patents, property, and equipment of $245,002 in the three months ended March 31, 2008, which increased your total assets by 13% from December 31, 2007, to March 31, 2008.  Please provide a footnote disclosure that describes the transaction where you acquired the patents, property, and equipment. In your disclosure, discuss how you determined the value of the assets acquired and how your financed the purchase of the assets.

Response 5: The only long lived asset addition is $64,183 for the purchase of vehicles. The rest of the increase in property and equipment and intangible assets is due to the translation of Chinese RMB to U.S. dollars. During the nine months ended March 31, 2008, the RMB appreciated approximately 8% against the U.S. dollar, making the assets more valuable in U.S. dollar terms after translation.

As addressed in our response to comment 4 above, $182,736 was paid to clear the accounts payable related to pharmaceutical patents and purchase of new equipment and additions to facilities that was outstanding at June 30, 2007. The payment did not increase the total assets because the assets were already recorded at June 30, 2007.

The increase of our total assets by 13% from June 30, 2007 (we believe this is the date you intended to reference in comment 5) to March 31, 2008 is mostly due to foreign currency translation. Since we just cleared the payables when we paid out cash and we did not acquire patents, property and equipment in the nine months ended March 31, 2008, we do not believe that an additional footnote disclosure describing the acquisition of the patents, property, and equipment is necessary. We made changes to the liquidity and capital resources section to explain the usage of the $245,002 during the nine months ended March 31, 2008.

 10-KSB/A3

Exhibit 2.4

6.
Refer to prior comment 11. The exhibit index states that exhibit 2.4 is “Agreement dated as of January 3, 2005 between Tom Bontems and Universal Fog, Inc. regarding certain patents.” As noted previously, since the agreement is not filed as an exhibit to the form, we assume that UFOG intends to incorporate this exhibit by reference.  If true, material incorporated by reference must be identified clearly.  Please confirm that UFOG is incorporating the exhibit by reference, and revise future filings to identify the reference clearly.

Response 6: In reviewing your prior comment 11 with regard to exhibit 2.4 in the 10-KSB, 10-KSB/A1 and 10-KSB/A2 for the year ended December 31, 2007, we realized that we mistook the comment to be about Exhibit 2.4 in the PRER14C rather than the 10-KSB and the two amendments, which is why our previous response did not confirm that we did intend to incorporate by reference exhibit 2.4 “Agreement dated as of January 3, 2005…” We now confirm that we are incorporating exhibit 2.4 by reference from Exhibit 2.3 to our SB-2/A filed with the Commission on January 27, 2006. Future filings will be revised to clearly identify the reference.

March 31, 2008 10-Q/A1

Facing Page

7.
The facing page indicates that UFOG’s Commission file number for filings under the Exchange Act is 000-50814. Our EDGAR system reflects that UFOG’s Commission file number for filings under the Exchange Act is 000-51060. Please revise in future filings.

Response 7: The correct Commission file number, 000-51060, will be used in future filings.

Exhibits 31.1 and 31.2

8.
Since the periodic report is identified as “this quarterly report on Form 10-Q” rather than this quarterly report on Form 10-Q/A1 in paragraph one of the certifications required under Item 601(b)(31) of Regulation S-K, please file corrected certifications accompanied by the entire periodic report. See C&DI 246.14 in our July 3, 2008 “Regulation S-K Compliance & Disclosure Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response 8: We have corrected our certifications to reference “this quarterly report on Form 10-Q/A2,” as required under Item 601(b)(31). The corrected certifications, accompanied by the entire periodic report, have been filed on the EDGAR system.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Sun, Xin
Sun, Xin
Chairman and Chief Financial Officer

cc:  Harold H. Martin, Esq.

Enclosures